EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
June 30, 2005

Income before provision for income taxes and fixed charges (Note A)	$60,964,028

Fixed charges:
Interest on first mortgage bonds and secured debt	$10,160,282
Amortization of debt discount and expense less premium	1,935,043
Interest on short-term debt	117,518
Interest on unsecured long-term debt	12,345,134
Interest on note payable to securitization trust	4,250,000
Other interest	438,224
Rental expense representative of an interest factor (Note B)	28,442

Total fixed charges	29,274,643

Ratio of earnings to fixed charges	2.08x

NOTE A:    For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:     One-third of rental expense (which approximates the interest factor).